82-35029

RECEIVED
2008 AUG 29 A 11: 27

28 August 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

[redacted]

08004636

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
APPOINTMENT OF THE RIGHT HONOURABLE LORD GOLDSMITH QC PC

We are pleased to advise that Lord (Peter) Goldsmith QC PC has joined the Board of the Westfield Group, effective immediately. Lord Goldsmith is a Non Executive Director, resident in the United Kingdom.

A brief biography of Lord Goldsmith is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

PROCESSED
SEP 03 2008
THOMSON REUTERS

The Right Honourable Lord Goldsmith QC PC

Lord (Peter) Goldsmith has joined the Westfield Group Board as a Non Executive Director, resident in the United Kingdom.

Lord Goldsmith is a partner in the international law firm Debevoise & Plimpton LLP. He joins the Board in his personal capacity and not representing the firm.

For six years until June 2007, Lord Goldsmith served as the United Kingdom's Attorney General. Lord Goldsmith was created a Life Peer in 1999 and a Privy Counsellor in 2002. He remains a member of the House of Lords.

Lord Goldsmith holds a degree in law from Cambridge University and a Master of Laws from University College London. He was admitted to the Bar of England and Wales in 1972 and to the roll of Solicitors in England and Wales in 2008. In 1987, Lord Goldsmith was appointed Queens' Counsel. He has judicial experience, sitting as a Crown Court Recorder since 1987 and a Deputy High Court Judge since 1994. Internationally, he is a member of the American Law Institute and the Paris Bar.

Lord Goldsmith has held a number of positions in UK domestic and international organisations including Chairman of the Bar of England and Wales, Council Member of the International Bar Association (IBA) and co-Chairman of the IBA's Human Rights Institute. He also served as Chairman of the Financial Reporting Review Panel, an independent public body responsible for enforcing financial reporting standards. He founded the Bar of England and Wales' Pro Bono Unit, of which he was Chairman until 2000, and remains President.

END